[ORRICK LETTERHEAD]
October 11, 2007
Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549

Re:	PASW, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed August 29, 2007
File No. 333-145765
Dear Ms. Jacobs,
Please find as set forth below, our responses to the Staff’s comment letter dated September 27, 2007. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.
General
1.	In order to minimize possible confusion, please be consistent in using either pre-split or post-split figures for all stock information used in the prospectus.
1.	In response to the Staff’s comments, the Company has modified its disclosure throughout the prospectus to use post-split figures for all stock information.
Cover Page
2.	Refer to the disclosure on page ii under the caption “About This Prospectus.” Remove or relocate this disclosure to a section of the prospectus that is not subject to Rule 421(d). With respect to the disclosure in the second full paragraph, you should advise dealers of their prospectus delivery obligation on the outside back cover page in accordance with Item 502 c.f. Regulation S-B. Please ensure that the Prospectus Summary immediately follows the Table of Contents.
2.	In response to the Staff’s comments, the Company has removed or relocated its disclosure accordingly.
Forward-Looking Statements, page 14
3.	Refer to the statement that the prospectus includes forward looking statements “within the meaning of” Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Please be advised that Section

27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Also, as appropriate, revise the disclosure contained in the second full risk factor on page 12, which indicates that you believe the penny stock rules are not applicable to your securities.
3.	The Company supplementally advises the Staff that it is seeking to list its shares of common stock on the NASDAQ Capital Market. If the Company is not able to list its shares as planned prior to the offering and its stock is otherwise a “penny stock” within the meaning of Rule 3a51-1 under the Securities Exchange Act of 1934, as amended, the Company will revise its disclosure accordingly.
Liquidity and Capital Resources, page 19
4.	Please expand this discussion to address: (i) any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity; (iii) any material commitments for capital expenditures and the expected sources of funds for such expenditures. Refer to Items 303(b)(i)-(iii) of Regulation S-B.
4.	In response to the Staff’s comments, the Company has modified its disclosure in the Prospectus to indicate both its current monthly cash used to fund operations as well as its anticipated monthly cash to be used to fund operations.

The Company supplementally advises the Staff that it does not have any material commitments for capital expenditures and does not anticipate any in the future.
5.	Revise to state clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the prospectus. To the extent you do not have sufficient resources to fund planned operations for the 12-month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. In discussion your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the 12 month period will vary from that amount, by how much and why. In preparing this disclosure, consider the extent to which your current liabilities exceed current assets and explain how your need to discharge current liabilities within the twelve months will impact the rate at which you use funds in operations and your need for capital.
5.	In response to the Staff’s comments, the Company has modified its disclosure in the Prospectus accordingly. The Company also supplementally advises the Staff that it pays its expenses on a current basis and does not have outstanding current liabilities in excess of current assets beyond the monthly cash requirements for its business as set forth in the revised disclosure.

Selling Security Holders, page SS-3
6.	Please disclose any affiliations or relationships that the selling security holders have or had with PASW, VirnetX, or any of their affiliates within the past three years.

6.	In response to the Staff’s comments, the Company has modified its disclosure in the Prospectus accordingly.

7.	With respect to the shares to be offered for resale by all of the selling security holders who are legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99 Supp. to Manual.

7.	In response to the Staff’s comments, the Company has modified its disclosure in the Prospectus accordingly.

8.	Tell us whether any of the selling security holders are registered broker-dealers or affiliates of registered broker-dealers. Be advised that all selling security holders who are registered broker-dealers or affiliates of broker-dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters.

8.	In response to the Staff’s comments, the Company has modified its disclosure in the Prospectus accordingly. In addition, the Company supplementally advises the Staff that all of the shares being registered for resale by registered broker-dealers were earned as compensation for investment banking services.
Exhibit 5.1
9.	We will review the legality opinion upon filing and, if appropriate, we may issue comments on its substance.
9.	The Company has filed the legality opinion as Exhibit 5.1 to Amendment No. 1 to the Registration Statement.
Undertakings, page II-4
10.	Please provide the undertakings required by Item 512(g) of Regulation S-B, as applicable. If you intend to rely on Rule 430C, please provide the undertaking contained in Item 512(g)(2). If you intend to rely on Rule 430B, please provide the undertaking contained in Item 512(g)(1).
10.	In response to the Staff’s comments, the Company has included the requested undertakings.

Please contact me at (650) 614-7455 if you have any questions or require additional information concerning the foregoing.

Sincerely,
/s/ Lowell D. Ness

cc.	Kendal Larsen
PASW, Inc.

Adam J. Agron
Brownstein Hyatt Farber Schreck, P.C.